Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement and all amendments to such statement are made on behalf of them.

IN WITNESS WHEREOF, the undersigned have executed this agreement on July 9, 2026.

Liberty Mutual Holding Company Inc.

By: /s/Patrizio Urciuoli
Name: Patrizio Urciuoli
Title: Executive Vice President

Liberty Mutual Insurance Company

By: /s/Patrizio Urciuoli
Name: Patrizio Urciuoli
Title: Executive Vice President

The Ohio Casualty Insurance Company

By: /s/Patrizio Urciuoli
Name: Patrizio Urciuoli
Title: Executive Vice President

Peerless Insurance Company

By: /s/Patrizio Urciuoli
Name: Patrizio Urciuoli
Title: Executive Vice President

Safeco Insurance Company of America

By: /s/Patrizio Urciuoli
Name: Patrizio Urciuoli
Title: Executive Vice President

Employers Insurance Company of Wausau

By: /s/Patrizio Urciuoli
Name: Patrizio Urciuoli
Title: Executive Vice President

Liberty Mutual Fire Insurance Company

By: /s/Patrizio Urciuoli
Name: Patrizio Urciuoli
Title: Executive Vice President

Liberty Specialty Markets Bermuda Limited

By: /s/Steven Beadle
Name: Steven Beadle
Title: Chief Financial Officer